Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: October 12, 2023

On October 12, 2023, TLGY Acquisition Corporation released the following presentation:

: TLGY INVESTOR PRESENTATION / OCTOBER 2023 REVOLUTIONIZING With a Viable Green Biodegradable Solution THE GLOBAL PLASTICS MARKET

INVESTOR PRESENTATION / OCTOBER 2023 2 DISCLAIMER This presentation has been prepared in making an evaluation with respect to a proposed business combination (the “Proposed Transaction”) between TLGY Acquisition Corporation (“TLGY”) and Verde Bioresins, Inc. (“Verde”). This presentation does not purpose to contain all information that may be required to evaluate a possible transaction. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by TLGY or Verde or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, none of TLGY or Verde or any of their respective affiliates, directors, officers, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is expressly disclaimed. Forward-Looking Information This presentation and oral statements accompanying this presentation contain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction, and any statements other than statements of historical fact contained in this presentation could be deemed to be forward-looking statements. These forward-looking statements include, among other things, expectations, beliefs, intentions, plans, prospects, financial results or strategies regarding Verde and the Proposed Transaction and the future held by the respective management teams of TLGY or Verde, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of Verde and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financings transactions, if any, related to the Proposed Transaction, the level of redemptions of TLGY’s stockholders and the products and markets and expected future performance and market opportunities of Verde. These forward-looking statements generally are identified by the words “anticipate,’ “believe,” “could,” “expect,” “estimate,” “future,” “intent,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representation of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on management’s current expectations and actual results and future events may differ materially due to risks and uncertainties, including but not limited to, those set forth under the caption “Risk Factors” contained elsewhere in this presentation. Recipients should carefully consider such other risks and uncertainties to be described in the “Risk Factors” section of the registration statement on Form S-4 (the “Form S-4”) filed by TLGY in connection with the Proposed Transaction and other documents filed or to be filed by TLGY from time to time with the Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties which could cause actual events and results to differ materially from those contained in the forward-looking statements. Recipients are cautioned not to put undue reliance on forward-looking statements, which speak only as of the date this presentation is given. Each of Verde and TLGY disclaim any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Verde nor TLGY gives any assurance that either Verde or TLGY, or the combined company, will achieve its expectations. By attending or receiving this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business. Any financial projections or similar forward-looking information presented in this presentation represent current estimates by Verde’s management of future performance based on various assumptions, which may or may not prove to be correct. Verde’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to any projections or similar forward- looking information and accordingly they did not express an opinion or provide any other form of assurance with respect thereto. Any projections or similar forward-looking information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying any projections or similar forward-looking information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks that could cause actual results to differ materially from those contained in such projections or similar forward-looking information. Accordingly, there can be no assurance that any projections or similar forward-looking information will be realized. Further, industry experts may disagree with these assumptions and with management’s view of the market and the prospects for Verde. While the information contained in this presentation is believed to be accurate, no representation or warranty is given or made, express or implied, as to the achievement, reasonableness, completeness, accuracy of, and no reliance should be placed on, any projections, estimates, forecasts, analyses or forward-looking statements contained in this presentation which involve by their nature a number of risks, uncertainties or assumptions that could cause actual results or events to differ materially from those expressed or implied in this presentation. Only those particular representations and warranties made in the definitive agreement and subject to such limitations and restrictions as may be specified in such agreement, shall have any legal effect. By its acceptance hereof, each recipient agrees that neither TLGY or Verde shall be liable for any direct, indirect, consequential or any other loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation, along with other information furnished in connection therewith, and any such liability is expressly disclaimed.

INVESTOR PRESENTATION / OCTOBER 2023 3 DISCLAIMER Certain Assumptions Unless otherwise expressly stated herein, all information relating to the Proposed Transaction: (i) assumes no redemptions by TLGY stockholders in connection with the Proposed Transaction; (ii) does not give effect to any PIPE or other financing that may be raised in connection with or in anticipation of the Proposed Transaction; (iii) does not assume the future exercise of or otherwise give effect to TLGY’s outstanding warrants held by public investors or TLGY’s sponsor or Verde’s management or any additional warrants that may be issued in connection with the Proposed Transaction; (iv) assumes that no additional shares of common stock will be issued in the future as earnout merger consideration in connection with the Proposed Transaction; and (v) does not give effect to future equity awards contemplated to be issued in connection with or following completion of the Proposed Transaction. Industry and Market Data The information contained herein also includes information provided by third parties, such as market research firms. None of TLGY, Verde or their respective affiliates and any third parties that provide information to TLGY or Verde, such as market research firms, guarantees the accuracy, completeness, timeliness or availability of any information. None of TLGY, Verde or their respective affiliates and any third parties that provide information to TLGY or Verde, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such context. None of TLGY, Verde or their respective affiliates gives any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. All Biodegradable and Compostable Claims are based on preliminary third-party ASTM D5511 and D5338 test results which are available upon request. In California you cannot claim biodegradability of products. In California you may only claim a product is compostable in an industrial composting environment upon passing ASTM D6400 testing, which testing is currently ongoing by Verde. Resin test results will vary based on application and related ingredients. Products should be tested individually and biodegradability and compostability will vary based on formula and application related thickness and density of product among other factors. For more information, please see California and US FTC Green Guides. Trademarks and Intellectual Property All trademarks, service marks, and trade names of Verde, TLGY or their respective affiliates used herein are trademarks, service marks, or registered trade names of Verde, TLGY, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with Verde, TLGY, or an endorsement or sponsorship by or of Verde or TLGY. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Verde, TLGY or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. This presentation contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this presentation may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Non-GAAP Financial Information Certain financial information and data contained in this presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information may not be included in, may be adjusted in, or may be presented differently in, any proxy statement/prospectus or registration statement or other report or documents to be filed or furnished by TLGY with the SEC. Some of the financial information and data contained in this presentation, including EBIDTA, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). TLGY and Verde believe this non-GAAP financial information to be a helpful measure to assess Verde’s operational performance and for financial and operational decision-making. You should review Verde’s audited financial statements prepared in accordance with GAAP, which are included in the Form S-4.

INVESTOR PRESENTATION / OCTOBER 2023 4 DISCLAIMER Additional Information and Where to Find it In connection with the Proposed Transaction, TLGY filed a registration statement on Form S-4 with the SEC, which includes a preliminary prospectus with respect to its securities to be issued in connection with the Proposed Transaction and a preliminary proxy statement with respect to a stockholder meeting at which TLGY’s stockholders will be asked to vote on the Proposed Transaction. TLGY and Verde urge investors, stockholders, and other interested persons to read the Form S-4, including the proxy statement/prospectus, any amendments thereto, and any other documents filed with the SEC, before making any voting or investment decision because these documents will contain important information about the Proposed Transaction. After the Form S-4 is declared effective, TLGY will mail the definitive proxy statement/prospectus to stockholders of TLGY as of a record date to be established for voting on the Proposed Transaction. TLGY’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TLGY Acquisition Corporation, mail@tlgyacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov. Participants in the Solicitation TLGY and its directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Proposed Transaction. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of TLGY’s executive officers and directors in the solicitation by reading TLGY’s final prospectus filed with the SEC on December 3, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Proposed Transaction when they become available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different from those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above. Verde and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TLGY in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement/prospectus for the Proposed Transaction. No Offer or Solicitation Neither the dissemination of this presentation nor any part of its contents is to be taken as any form of commitment on the part of TLGY or Verde or any of their respective affiliates to enter any contract or otherwise create any legally binding obligation or commitment. This presentation does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase any interests in TLGY or Verde, nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any contract or commitment or investment decisions relating thereto, nor does it constitute a recommendation regarding the interests in TLGY or Verde. No securities commission or regulatory authority in the United States or in any other country has in any way opined upon the accuracy or adequacy of this presentation or the materials contained herein. This presentation is not, and under no circumstances is to be construed as, a prospectus, a public offering or an offering memorandum as defined under applicable securities laws and shall not form the basis of any contract.

INVESTOR PRESENTATION / OCTOBER 2023 5 PLASTIC POLLUTION IS A GLOBAL PROBLEM 175 countries4 endorsed to “end plastic pollution” 4.9B Tons Of plastic disposed of in landfills or the environment1 25M Tons Of plastic textiles landfilled or incinerated annually2 1. Zero Waste Europe: The El Dorado of Chemical Recycling, 2019 | 2. Ellen MacArthur Foundation, A new textiles economy: Redesigning fashion’s future, 2017 | 3. W E Forum, Plastics Europe, 2021 | 4. UN: 175 countries endorsed to end plastic pollution, 2022 | 5. OECD: Plastic pollution is growing relentlessly as waste management and recycling fall short, 2022 400M Tons Of plastic is littered around earth’s crust and oceans3 Where do plastics go? 9% Is recycled5 19% Is incinerated5 50% Ends up in landfills5 22% Is in uncontrolled dumpsites, open pits burns or terrestrial and aquatic environments5

INVESTOR PRESENTATION / OCTOBER 2023

6

MASSIVE UNTAPPED MARKET DEMAND FOR BIOPLASTICS

Growing coalition of countries, cities, institutions and businesses are pledging to **eliminate plastic pollution** entirely.[1]

Governments, shareholders and customers are increasingly demanding that Fortune 500 companies **pursue eco-friendly alternatives.**

But bioplastics are only ~1.7% of the global plastics market[3] because of the significant limitations in functionality, cost, and performance of current solutions.

Multinational companies are under pressure and pursuing **renewable, biodegradable or recyclable** packaging to meet ESG objectives. Many are **targeting 100% green packaging solutions** by as early as 2025.

PEPSICO · McDonald's · Coca-Cola · P&G · TARGET · MATTEL · Nestlé · Walmart


<2%
Bioplastics Market[3]
$300B
Verde's Total Addressable Market
$600B
Total Global Plastics Market[2]

Sources:
1. UN: *175 countries endorsed to end plastic pollution*, 2022, | 2. Grandview Research, Statista, Plastics Europe; *about half of the $600B industry is addressable with PolyEarthylene™*, | 3. Plastics Europe

INVESTOR PRESENTATION / OCTOBER 2023 7 VERDE BIORESINS AT A GLANCE 2020 FOUNDED • A full-service bioplastics company specializing in the development and manufacturing of innovative biopolymer resins using its proprietary plant-based PolyEarthylene™ bioresin (“PEL”) • State-of-the-art research and development laboratories and manufacturing facility capable of producing up to 50 million pounds of PolyEarthylene™ per year in the second half of 2024 INVESTOR PRESENTATION / OCTOBER 2021 7 R&D AND MANUFACTURING IN FULLERTON, CALIFORNIA

INVESTOR PRESENTATION / OCTOBER 2023 8 TRANSACTION OVERVIEW • Verde Bioresins Inc., a pioneer in proprietary biopolymer resins. • TLGY Acquisition Corp, a SPAC with deep roots in private equity and transformational operations. • To raise capital for commercial and capacity expansion globally. Overview • Pre-money EV of $365 million based on financial outlook and public valuation comps, which could support a potential valuation range between $300M and $700M. Valuation1 • $63 million pro forma cash: $78 million TLGY cash in trust less up to $15 million in estimated transaction expenses, assuming no further redemptions and no PIPE. • Minimum cash condition: $15 million (termination right with certain cost reimbursement obligations). • Non-detachable warrants: 5,750,000 public warrants granted to non-redeeming shareholders. • Non-detachable warrant exchange right2: the right to exchange them for common at 5:1 ratio • Interest alignment between public shareholders, Verde, and the Sponsor: significant Sponsor and Verde economics tied to stock performance of 35% IRR over a 5-year horizon and/or capital raising. Other Key Terms 1. Valuation based on referenced industry peer comps for FY24 and FY25 Revenue and EBITDA multiples, which support potential valuation range of $300M to $700M using several multiples (see appendix 1). Peers include NYSE: DNMR, NASDAQ: PCT, and NASDAQ: ORGN | 2. We intend to offer to shareholders who do not redeem their shares in connection with the closing of an initial business combination the option to receive distributable redeemable warrants, as described in our IPO prospectus, or one share of common stock in lieu of every five of such distributable redeemable warrants. | 3. Assumes no redemptions by TLGY public shareholders. (3.1) Public Shareholder Ownership includes 7,318,182 Common Shares, it excludes 11,500,000 detachable public warrants and 5,750,000 non-detachable public warrants. The non-detachable public warrants holders are expected to have the right to convert 5,750,000 at 5:1 warrant units to common share ratio at closing. (3.2) Sponsor ownership excludes 2,750,000 additional common shares to be granted within 4 years from Closing based on achieving the target cash requirement. (3.3) If the combined Company’s stock price achieves an IRR of 35% over a 5-year horizon, Verde receives up to an additional 36,500,000 shares and the Sponsor an additional 3,000,000 shares. Verde Share Price $10 Shares Outstanding (M)3 50 Pro Forma Equity Value $496M Existing Net Debt - (-) Net Cash to Balance Sheet (63) Pro Forma Enterprise Value $433M Estimated Sources & Uses Sources ($M) Cash Held in Trust 78 Verde Shareholder Equity Rollover 365 Total Sources of Funds $443M Uses ($M) Equity Issued to Verde 365 Estimated Transaction Fees 15 Remaining Cash (Balance Sheet) 63 Total Uses of Funds $443M Illustrative Pro Forma Valuation (post-money)

INVESTOR PRESENTATION / OCTOBER 2023 9

INVESTMENT HIGHLIGHTS

01 **Large addressable market with unmet needs** – the estimated $600 billion global plastics market is under regulatory pressure to develop more eco-friendly solutions, while market penetration of bioplastics is estimated to be still below 2%.

02 **Strong customer interest** – Verde's solution has the potential to address approximately 50%[1] of the plastics sector with a wide range of applications (i.e., potential total addressable market of up to $300 billion), supported by a distribution partnership with Vinmar and a potential sales pipeline of over $250 million.

03 **First mover advantage with breakthrough technology** – Verde has developed PolyEarthylene™, a proprietary bioresin that Verde believes to have the potential to achieve a full set of environmental[1] and industry requirements capable of significant market adoption.

04 **Potential to secure feedstock supplies** – strategic supplier relationship with Braskem is expected to secure sufficient feedstock to enable Verde to achieve its expansion plan for most of Year 1 and Year 2.[2]

05 **Strong unit economics and ROIC** – strong margin business with low operating costs and capital expenditures expected to deliver operational breakeven, potentially as early as the beginning of Year 2.[2] The unique warrant structure of TLGY is expected to provide a potential counterweight to redemption pressure, while having the potential to generate high returns for existing shareholders.

06 **Verde's skilled management team and TLGY's value-add** – Verde's experienced management team, assisted by TLGY's deep roots in private equity and operations, is expected to drive scalable production. TLGY's value-add includes in-depth due diligence and attractive transaction terms such as valuation.

Note:
1. Grand View Research, Expert Interviews, Verde, TLGY analysis
2. Year 1 represents the 12 month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date. For example, if the Proposed Transaction were to close on December 31, 2023 then Year 1 would be between July 1, 2023 to June 30, 2024.

INVESTOR PRESENTATION / OCTOBER 2023

MARKET-READY BREAKTHROUGH TECHNOLOGY



Verde's **PolyEarthylene™** is a proprietary[1] bioresin, recognized by market leaders (e.g. Vinmar) as potentially one of the first viable replacements for conventional plastics.

Demonstrates superior qualities against bioplastics alternatives enabling Verde to set a new standard for environmental solutions that existing peers are yet to address adequately.


FOOD SAFE
DISHWASHER SAFE
MICROWAVE SAFE
FREEZER SAFE
ECO FRIENDLY
BPA
BPA - FREE
FDA
FDA COMPLIANT

POLYEARTHYLENE™ IS SETTING A NEW STANDARD[1]

	End-of-Life Solution	Low Cost	Scalable	Drop-In Ready	Broad Applications
PolyEarthylene™	●	◕	●	●	◕
Incumbent Bioplastics*	◑	◑	◔	◔	◔

See Footnote 1 below

PolyEarthylene™

- ✓ Proprietary[2] innovative product
- ✓ Bio-based
- ✓ Curbside recyclable
- ✓ Landfill biodegradable

*Multinational Companies | 1. Verde / Expert Interviews, TLGY analysis, Environmental: sustainability and "end-of-life" performance; Cost: sufficiently cost competitive to replace traditional polymers; Manufacturing / Processing: "drop-in" with minimum adjustment to the existing manufacturing set up and processes; Applications: desirable physical properties for various applications of traditional polymers. | 2. Protected by trade secrets rather than by patents, which is common practice in the conventional polymer industry.

INVESTOR PRESENTATION / OCTOBER 2023

11

POLYEARTHYLENE™ IS SOLVING ALL OF THE INDUSTRY'S CRITICAL REQUIREMENTS

Believed to be one of the first feasible full-service bioresin market solutions that has the potential to meet the **environmental**, **application**, **manufacturing**, and **cost requirements** of the industry.

POLYEARTHYLENE™'S OUTPERFORMANCE AGAINST OTHER MAINSTREAM BIORESINS ACROSS CRITICAL INDUSTRY REQUIREMENTS:

Key Industry Requirements[1]	PolyEarthylene™	PLA	PHA	Green PE
1. Environmental	✓ (Best-in-Class / Superior)	✓ (Limited / Lacking)	✓ (Best-in-Class / Superior)	✓ (Limited / Lacking)
2. Cost	✓ (Best-in-Class / Superior)	✓ (Best-in-Class / Superior)	✖ (Inferior / Requirement Not Met)	✓ (Best-in-Class / Superior)
3. Manufacturing / Process	✓ (Best-in-Class / Superior)	✓ (Limited / Lacking)	✓ (Limited / Lacking)	✓ (Limited / Lacking)
4. Applications	✓ (Best-in-Class / Superior)	✓ (Limited / Lacking)	✖ (Inferior / Requirement Not Met)	✓ (Limited / Lacking)

✓ (green): Best-in-Class / Superior ✓ (yellow): Limited / Lacking ✖: Inferior / Requirement Not Met

Setting a new standard for environmental solutions that existing peers are yet to address.

PolyEarthylene™ can be readily dropped into existing manufacturing equipment and processes:

- Highly scalable
- Rapidly deployable
- Economically feasible
- Many viable applications

Source: Verde / Expert Interviews, TLGY analysis

1. Environmental: sustainability and "end-of-life" performance; Cost: sufficiently cost competitive to replace traditional polymers; Manufacturing / Processing: "drop-in" with minimum adjustment to the existing manufacturing set up and processes; Applications: desirable physical properties for various applications of traditional polymers and wide range of applications. Comparison matrix based on management's updated view.

INVESTOR PRESENTATION / OCTOBER 2023 12 LANDFILL BIODEGRADATION PEL’S STAGES OF USE TO END-OF-LIFE 01 Standard Use • PolyEarthyleneTM manufactured and sold to customer. • Resin retains standard polyolefin properties, no change in performance following conversion into product and regular use. • PEL is shelf-stable and will not degrade during normal use or on the shelf. 02 Disposal • User disposes product. • If product is not recycled, then natural microbial attachment at surface begins in landfill, industrial composting facility or by the side of the road. • Bacteria create hydrophilic surface using protein attachment. 03 Bacteria Formation • Bacteria coat and colonize surface in continuous film. • Bacteria implement peroxidase and other enzymes to break polyolefin bonds at surface. 04 Bacteria Proliferation • Through chain scission and oxidation polyolefin chains are shortened. • Material softens and becomes waxy but does not disintegrate. • Molecular weight is reduced. 05 End of Life • Plastic hydrocarbons are transformed to CO2, water, methane and biomass. • Inorganic component becomes part of the soil. • No microplastics generated during process due to a complete breakdown of PEL.

INVESTOR PRESENTATION / OCTOBER 2023 13



SUSTAINABILITY AND VIABILITY WITH POLYEARTHYLENE™

Proprietary trade secret technology converts renewable plant-based materials into bioresins known as PolyEarthylene™ bioresins, a better alternative to conventional plastics and an innovative, green solution for the circular economy.


START
PLANT-BASED MATERIALS
BIORESINS
PolyEarthylene
EVERYDAY PLASTICS
DECOMPOSITION
END-OF-LIFE

Sustainable from Start to Finish

- **Bio-materials:** PEL blends use sugarcane and other plant-based materials (including green PE) as the main feedstock, and expects to convert to cellulosic feedstocks in the future
- **Green end-of-life:** PEL integrates the action of naturally occurring microorganisms such as fungi and bacteria to break down completely, providing a true end-of-life solution

Viable Because Superior AND Price Competitive[1]

PRODUCT	THERMAL STABILITY	CURBSIDE RECYCLABLE	SHELF LIFE	CUSTOM GRADES	PRICE	LANDFILL BIODEGRADABLE
PolyEarthylene™						
PLA						
PHA						
PBAT						
PVOH						

*Sustainable end-of-life depending on customer requirements and applications:
Recyclable under codes 2, 4, and 5; ASTM D5511 Landfill Biodegradable; ASTM D5338 Industrial Compostable
Note 1: $1.8 per pound and expect to reach $1.5 per pound with scale, compared to $1.8 - $3.5 or possibly higher for most other incumbent bioplastics

INVESTOR PRESENTATION / OCTOBER 2023

14

POLYEARTHYLENE™ IS PROVEN & DROP-IN READY FOR MASS MARKET ADOPTION

Verde is poised for **significant adoption and rapid deployment**, because PEL is believed to address all critical industry requirements and "drops-in" with existing plastics supply chain infrastructure.[1]

FY20

- Began R&D on PolyEarthylene™, compounding formulations at OEM facilities and pilot industrial applications
- Received FDA-Title 21 for food contact compliance opinion

1H22

- Completed construction of Fullerton facility
- Began strategic supply discussions with Braskem

Demonstrated Track Record of Progress

FY21

- PolyEarthylene™ manufacturing facility in Fullerton, CA
- ASTM D5338 industrial compostability testing underway

2H22

- Commenced production at Fullerton facility
- Commenced build out capacity at Fullerton facility, 1st phase PEL capacity of 50M lb p.a. by 2024


Drop-In Ready
Accelerating market adoption through seamless manufacturing integration
Mass Market Adoption
Verde
Marketing & Translation
Customer Acquisition
Early Adopters
Environmental Testing
Process/Application Validation
Infrastructure
R&D
GROWTH
TIME

1. Environmental: sustainability and "end-of-life" performance; Cost: sufficiently cost competitive to replace traditional polymers; Manufacturing / Processing: "drop-in" with minimum adjustment to the existing manufacturing set up and processes; Applications: desirable physical properties for various applications of traditional polymers.

INVESTOR PRESENTATION / OCTOBER 2021
15

HIGH VOLUME PRODUCTION & SUPPLY CHAIN STRATEGY

Verde's manufacturing facility expected to secure the capacity to deliver $75M of PolyEarthylene™ to satisfy first 2 years of potential demand.



PolyEarthylene™ Est. Production Capacity Requirement

6M LB
YEAR 1

35-47M LB
YEAR 2

Capacity Strategy Poised for Exponential Growth

2024	2025	2026
Expect to build large volume facility in Midwest U.S. to further increase production capabilities	2nd phase PEL capacity expansion - continue build out capacity at Fullerton facility	3rd phase PEL capacity expansion - continue build out capacity at Fullerton facility

Braskem

Feedstock & High-Volume Production Capacity

Braskem is expected to secure ample feedstock supply to achieve near term projections and long-term, high-volume capacity at economies of scale.

Braskem is a strategic supplier to Verde, a Brazilian petrochemical company ranked number 6 globally in resin production,[1] and the world's leading green polyolefins producer.

Verde is in discussions with other supplier-partners to develop localized supply chains across Asia-Pacific and Europe.

1. Braskem FY21 Annual Report / Verde

INVESTOR PRESENTATION / OCTOBER 2023 16 Formulations capable of meeting high industrial performance requirements for durable goods and other advanced applications such as rigid packaging Demonstrated shelf-life stability Customizable to achieve a specific set of physical and mechanical performance goals for single-use applications to durable goods Capable of injection moulding, extrusion coating, extruded and blown film, blow molding, thermoform and other applications Available in electrostatic dissipative grades and antistatic grades Has the ability to handle high processing temperature consistent with petro-polymers HIGH PERFORMANCE POLYEARTHYLENE™ FOR A WIDE RANGE OF TRADITIONAL PLASTICS APPLICATIONS PolyEarthylene™ bioresins outperform most bio-based materials in many common applications and is a high-performance alternative to a wide variety of petroleum-based plastics.

INVESTOR PRESENTATION / OCTOBER 2023 17

NEAR-TERM CUSTOMER BACKLOG POTENTIAL OF OVER $250 MILLION

Verde is in various stages of product development and testing with potential customers, including Fortune 500 brands, plastics manufacturers, and plastics packaging players. Some have started transition to production.



Rigid Disposable Packaging

- Single use, secondary packaging
- Food container applications



Durable Goods

- Reusable storage containers
- Household products
- Golf tees



Flexible Packaging

- Candy bags
- Reusable retail bags
- Shipping envelopes

FINANCIAL FORECAST[1]

($ in mm)

	Year 1	Year 2
ADJUSTED SALES	11.5	60.0 - 80.0[2]
GROSS PROFIT	5.1	28.8-38.4
EBITDA	-3.3	9.0-15.8

1. Note: The financial forecast is dependent on the closing date of the Proposed transaction ("T") due to capital requirement. Therefore, in above Year 1 represents the 12 month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date of the Proposed Transaction. Yr 2 from T plus six months (T+6) to T plus eighteen months (T+18) For example, if the Proposed Transaction were to close on December 31, 2023 then Year 1 would be between July 1, 2023 to June 30, 2024.
2. Subject to raising expansion capital of at least $15M by the beginning of Yr 1 H2 (i.e., at the closing of the Proposed Transaction)

INVESTOR PRESENTATION / OCTOBER 2023 18

FINANCIAL FORECAST (VERDE'S STANDALONE P&L)

Basis for the Financial Forecast for the First Two Years:

	Financial Forecast ($ M) ("Yr" pegged to the time of transaction closing)*				Analysis and Highlights
	Yr 1	H1	H2	Yr 2	
Revenue	11.5	1.1	10.4	60.0 – 80.0 • Subject to raising expansion capital of at least $15M by the beginning of Yr 1 H2 (i.e., at the closing of the Proposed Transaction)	• Analysis of the sales pipeline with estimated volumes and timelines. • Current pipeline of prospective customer sales of over $250 million (~$150M after TLGY adjustment) with potential customers, including Fortune 500 corporations, multinational plastic players and packaging companies, at various stages of product development. • Since March 2023, initial purchase orders and written commitments from >10 large customers, including a leading sports league. • Commercial and technical due diligence: 1) on-site product testing, validation of near-term commercialization potential, verification of product performance, pricing, and customer interest; 2) potential customer interviews to assess their interests and projects status. • Partnership with Vinmar America, a leading global distributor of plastics, already generated few dozen leads / initial orders with potential customers.
Gross Profit	5.1	0.5	4.6	28.8 - 38.4	• Price analysis on commodity plastics and alternatives to verify PEL pricing. • A cost analysis of key material costs including Green PE and additives. • Analysis of labor cost assumptions (~10% of total product cost).
Gross Margin (%)	*44.4%*	*44.4%*	*44.4%*	*48.0%*	
EBITDA	-3.3	-2.6	-0.7	9.0 - 15.8	• Profit driven by strong margins and low costs of operation and cap ex. • Profitability expected to increase as business scales.
EBITDA Margin (%)	*NM*	*NM*	*NM*	*15% - 20%*	

Note: The financial forecast is dependent on the closing date of the Proposed transaction ("T") due to capital requirement. Therefore, in above Year 1 represents the 12 month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date of the Proposed Transaction. Yr 2 from T plus six months (T+6) to T plus eighteen months (T+18) For example, if the Proposed Transaction were to close on December 31, 2023 then Year 1 would be between July 1, 2023 to June 30, 2024.

INVESTOR PRESENTATION / OCTOBER 2023 19 STRATEGIC PARTNERSHIPS VALIDATE EXPANSION PATHWAY + Strategic partnership with Vinmar Polymers America, a division of Vinmar International, a leading global distributor of plastics, expected to expand reach of the PolyEarthyleneTM product line to a diverse range of potential customers from various industries: • Can accelerate the market penetration of PolyEarthylene™ through its established distribution network • Able to support the development and service of PolyEarthylene™, providing end-users with a reliable alternative to existing plastic products • Global reach in North America, South America, Europe, and Asia • Generated leads and initial orders with dozens of potential customers through partnership

INVESTOR PRESENTATION / OCTOBER 2023

20

LEADERSHIP TEAM WITH STRONG INDUSTRY EXPERIENCE AND DEEP TECHNICAL CAPABILITY



Brian Gordon
Chairman/President/COO

- 20+ years C-level experience: multinational, VC/PE
- IBM, Merck & Co. roots
- Extensive M&A, JV, licensing, leasing, capital raising transactions



Joseph Paolucci
CEO

- 40 years of Petrochemical Business Development leadership
- Commodity & resin engineering expertise
- JV Management: Phillips Petroleum, Ineos, Groupo Idessa



Gary Metzger
Chief Sustainability Officer

- 40+ years in polymer industry
- Executive roles at Amco International, Inc. (Ravago) & President/CEO of Amco Plastics Materials, Inc.
- Led recycled and bio-based polymer application R&D



Christopher Rankin, Ph.D.
Head of R&D

- 15+ years of experience in materials science, engineering, and polymers
- Specialized in photochemistry of ferroelectric polymer and polyvinylidene fluoride
- Holds several patents related to water-repellant and abrasion-resistant coatings



Yvonne Soulliere
Director of Engineering

- Oversees R&D and project engineering
- Expertise in full-cycle product engineering
- Led model engineering, tooling development and quality control for mass manufacturing



Terry Retin
Senior Director, Sales

- 15+ years leading global partnerships strategy
- Shapes customer engagement, retention strategies
- Market and business intelligence lead



Jin-Goon Kim
Founder, Chairman & CEO of TLGY

Chairman of the Merged Company

- 20+ years in private equity, CEO
- Former Partner at TPG Capital
- $40B value creation. #1 auto platform, China sportswear. Awarded TPG CEO, Man of the Year

INVESTOR PRESENTATION / OCTOBER 2023

TLGY OVERVIEW AND VALUE-ADD



On-site testing of PEL in a third-party factory.

TLGY Differentiation

Led by Jin-Goon Kim, a serial transformational CEO of market leading companies and a former Partner at TPG Capital with over $40 billion in value-creation track record.

- Address root causes of SPAC challenges – inflated valuation and/or low quality of targets that increase redemption.
  - Private equity approach in due diligence and value creation
  - Disruptive business with high growth potential as a successful investment
  - Lower valuation with earnouts at high IRR hurdles
  - Innovative SPAC structure to encourage roll-over investments and mitigate redemptions.
- A team of executives, advisors, and investors with proven track record of building and running market leaders expected to assist the company's growth as public market leader post-DeSPAC.

TPG

DELL

LI-NING

Targus

kt

IMM

IFC International Finance Corporation

SoftBank Ventures Korea

SAIF Partners

Product Testing and Market Validation

TLGY advisor conducted:

- ✓ On-site testing and development in advanced applications (blown film and extrusion coating)
- ✓ Validation of value proposition with Asia distributors and prospective customers
- ✓ Validation of value proposition with key participants at an industry conference

Confirmation of PolyEarthylene™'s superior value proposition across the four key criteria:

1) **Environmental**
2) **Cost**
3) **Manufacturing / Processing**
4) **Applications**

INVESTOR PRESENTATION / OCTOBER 2023 22 UNIQUE SPAC STRUCTURE • $10/share transaction closing price potentially represents a fair value based on peer comps • Structural innovation with fixed pool of warrants and exchange for common mechanism creates upside potential and downside protection • Potentially sufficient incentive to buy shares in the open market before the DeSPAC completes • Naturally embedded multiplier quickly escalates upside and downside protection if redemption rises DOWNSIDE PROTECTION IF PRICE DECLINES CAPTURE UPSIDE IF PRICE RISES POST-DESPAC (Illustrative price scenarios with 90% redemption) $26 $39 $51 $64 $77 $10 $30 $50 $70 $90 $10 $15 $20 $25 $30 Potential Unredeemed Share Value Illustrative Common Share Price Scenarios $6.1 $4.2 $2.6 $0.0 $5.0 $10.0 Cost Basis per Share 1.8 2.6 4.1 0.0 5.0 Total Shares per Common Implied Redemption 80% 90% 95% INCENTIVES TO INVEST AND/OR NOT REDEEM PRE-DESPAC (illustrative redemption scenarios) Cost per share declines as redemption rate increases Value of one unredeemed share expected to increase faster than one common share price (potentially 2.6 x faster) Downside protection if common share price drops below the cost basis (assumed $10.90) due to higher expected value of one unredeemed share Receive more shares as redemption rate increases If redemption 90% These are for illustrative purposes only and may not be reflective of actual performance. For more information, view Appendix slides 2 and 3 $26 $21 $15 $10 $5 Cost basis $0 $5 $10 $15 $20 $25 $30 $10 $8 $6 $4 $2 Potential Unredeemed Share Value Illustrative Common Share Price Scenarios

: TLGY INVESTOR PRESENTATION / OCTOBER 2023 APPENDIX

INVESTOR PRESENTATION / OCTOBER 2023

24

APPENDIX 1: CONSIDERATIONS FOR INDICATIVE VALUATION RANGES FOR VERDE

Public Company Trading Comparables: EV / Revenues and EV / EBITDA Multiples

Provided that Verde realizes its financial potential, we believe that the DeSPAC valuation is fair

			LTM		2024E			2025E			2024E		2025E	
#	Company Name	Enterprise Value (EV)[1]	Revenue	EBITDA	Revenue	EBITDA	EBITDA (%)	Revenue	EBITDA	EBITDA (%)	EV/Revenue	EV/EBITDA	EV/Revenue	EV/EBITDA
1	PureCycle Technologies, Inc.	1,394	-	(80)	109	14	13%	305	102	34%	12.78x	NM	4.58x	13.63x
2	Danimer Scientific, Inc.	623	50	(102)	173	(11)	-6%	351	28	8%	3.59x	NM	1.77x	22.16x
3	Origin Materials, Inc.	401	2	(43)	110	(56)	-51%	276	20	7%	3.66x	NM	1.45x	20.15x
										Median	**3.66x**	**NA**	**1.77x**	**20.15x**
										Mean	**6.68x**	**NA**	**2.60x**	**18.65x**

Valuation Ranges Based on Y2 Forecast and MT / Y3 Opportunities of Verde and Current Industry Trading Multiples[2]

Valuation Metrics (Mean/ Median)	Verde Revenue / EBITDA Estimates or Opportunities[3]	Peer Comp Multiple (Median - Mean)	Implied Reasonable EV Valuation Ranges for Verde
Y2 Revenue	$60-$80M	3.66x – 6.68x	~$250M to ~$500M
Y3 Revenue	~$200M	1.77x – 2.60x	~$350M to ~$500M
Y3 EBITDA[4]	~$50M	18.65x – 20.15x	Up to $1B

- Verde's financial outlook and three sets of current industry trading multiples can potentially support an indicative enterprise value range between $300M and $700M.
- Verde's EV could arguably command a premium if it can successfully become one of the first scalable, fully commercialized, superior solution that we believe it has a reasonable chance to achieve.
- Verde's potentially superior EBITDA profile in the medium to long term arguably suggests a higher valuation potential.
- Hence, Verde's pre-money EV of $365M (pro forma EV of $433M) could arguably represent a fair value or even a discount to what we believe could be its potential indicative valuation range of $400M to $800M if it were to successfully realize its growth and profitability aspirations.

Source: RocSearch Analysis, as of Jun 12, 2023

1. Enterprise value based on 30-Day VWAP.
2. Valuation is based on FY24 and FY25 Revenue and EBITDA multiples.
3. Based on financial forecast for Yr 1 and Yr 2 and mid-term estimates for Yr 3.
4. Significantly higher implied valuation of Verde based on EBITDA multiple is by virtue of its superior profit potential (much higher EBITDA %)

INVESTOR PRESENTATION / OCTOBER 2023 25

APPENDIX 2: NON-REDEEMING SHAREHOLDER SCENARIOS BASED ON REDEMPTIONS

Potentially higher common shareholding for non-redeeming shareholders as redemption rates increase.

Redemptions (% of total trust cash)	0%	50%	75%	80%	90%	95%
Total Common Shares & Warrants of Public Shareholders						
Number of TLGY Common Shares Post-Redemption	7,318,182	3,659,091	1,829,546	1,463,636	731,818	365,909
Number of TLGY Detachable Public Warrants	11,500,000	11,500,000	11,500,000	11,500,000	11,500,000	11,500,000
Number of TLGY Non-Detachable Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000
Economics per One Common Share held by Non-Redeemed Public Shareholders *(Excluding 0.5 detachable warrant, which does not have a right for the warrant holder to be converted to Common Shares at DeSPAC)*						
One Common Share	1.00	1.00	1.00	1.00	1.00	1.00
Number of TLGY Non-Detachable Public Warrants per One Common Share	0.79	1.57	3.14	3.93	7.86	15.71
Preemptive Warrant Conversion: The non-redeeming public shareholders are expected to be given a right to convert the Non-Detachable Public Warrants to Common Shares at a ratio of 5 to 1						
Warrant to Common Share Conversion Ratio of Non-Detachable Warrants at Closing	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x
Number of Common Shares Converted from Non-Detachable Warrants at Closing	0.16	0.31	0.63	0.79	1.57	3.14
Total Implied Total Common Shares for Each Unredeemed Common Share Post-DeSPAC (Conversion to be rounded off to whole units)	**1.16**	**1.31**	**1.63**	**1.79**	**2.57**	**4.14**
Indicative Value of One Unredeemed Common Share Post-DeSPAC ***(fixed at $10.9/share[1]; value would fluctuate based on actual price)***	**$12.6**	**$14.4**	**$17.8**	**$19.5**	**$28.0**	**$45.1**

Note 1: Trading price for a common share close to closing (also close to redemption date) is likely to be around or higher than the redeeming value of trust cash at closing, which is expected to be around $10.9 per share by Q4; trading around $10.9 per share in mid-September.

INVESTOR PRESENTATION / OCTOBER 2023

26

APPENDIX 3: TLGY WARRANT STRUCTURE DESIGNED TO HELP MITIGATE REDEMPTION

Implied Upside For One Non-Redeeming Common Share Post-DeSPAC
(Net of the transaction common price of $10/share)



Upside for not redeeming as downside protection: provided that the transaction is not perceived to be highly overpriced or per share price is not expected to drop sharply, redemption is expected to be mitigated at higher rates.
$20.0
$10.0
$0.0
$2.6
$4.4
$7.8
$14.1
Redemption value: ~$0.9
Upside for not redeeming (assuming common value at $10.9/share)
Unredeemed Trust Cash
$80M
$40M
$20M
$10M
Implied Redemption (% of total trust cash)
0%
50%
75%
87%
Implied Additional Value of One Unredeemed Common Share Post-DeSPAC

- TLGY's pooling structure is designed to create an expectation of escalating value for not redeeming common just as expectation for redemption reaches high percentages.
- With resized trust cash of $80M[1], expectation for potential upside for not redeeming can start at $1.6[2] and escalate as expectation for redemption rises further (even beyond $10/share), potentially acting as a counterbalance.
- If $40M is unredeemed, for example, non-redeeming investors are expected to do better than redeeming at $10.9 provided that the post-closing price is above $8.3/share (1.31 shares x $8.3 = $10.9).
- If only $10M is unredeemed, non-redeeming investors are expected to do better above per share price of $4.8 and have an escalating upside above $4.8.
- Provided that the Proposed Transaction is perceived to be fairly priced at $10.9/share, the expectations of meaningful downside protection and higher upside could provide certain counterbalance to redemption pressures.

Trust Cash After Redemption	**$80M[1]**	**$40M**	**$20M**
Implied Redemptions	*0%*	*50%*	*75%*
Common Shares & Warrants of TLGY Public Shareholders post Redemption			
Common Shares Post Redemption	7.3M	3.7M	1.8M
Non-Detachable Public Warrants	5.75M	5.75M	5.75M
Economics per One Common Share for Unredeemed Shares			
One Common Share	1.00	1.00	1.00
TLGY Non-Detachable Public Warrants per One Common Share	0.79	1.57	3.14
Preemptive Warrant Conversion: The non-redeeming public shareholders have a right to convert the non-detachable warrants to common shares at a ratio of 5 to 1			
# of Common Shares Converted from Non-Detachable Warrants at Closing	0.16	0.31	0.63
Total Implied Shares of One Unredeemed Common Share	**1.16**	**1.31**	**1.63**
Implied Value of One Unredeemed Common Share Post-DeSPAC[2] **(Assuming $10.9 per Share for Common)**	**$12.6**	**$14.4**	**$17.8**

Note 1: The SPAC size at Closing is estimated to be $80M to simplify calculations; actual amount is expected to be around $78M in Q2 and around $80M by Q4 of 2023 (7.318M shares)
2: Trading price for a common share close to closing (also close to redemption date) is likely to be around or higher than the redeeming value of trust cash at closing, which is expected to be around $10.9 per share by Q4; trading around $10.9 mid-September.

INVESTOR PRESENTATION / OCTOBER 2023 27 RISK FACTORS RELATED TO VERDE Verde’s business is subject to numerous risks, including but not limited to the following: • Verde is an early-stage company with a history of losses, and its future profitability is uncertain. • To date, Verde has not generated any revenues from product sales. • Verde’s operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of its control. • Verde’s business is not diversified. • Verde may be unable to manage growth effectively. • Verde will need to secure additional funding and may be unable to raise additional capital on favorable terms, if at all. • Changes in tax laws may adversely affect Verde or its investors. • Construction of Verde’s manufacturing facilities may not be completed in the expected timeframe or in a cost-effective manner. Any delays in the construction of Verde’s manufacturing facilities could severely impact its business, financial condition, results of operations and prospects. • Initially, Verde will rely on a single facility for all of its operations. • Verde may be delayed in or unable to procure necessary capital equipment. • Verde has not produced its products in commercial quantities. • Verde expects to rely on a limited number of customers for a significant portion of its near-term revenue. • Verde may be unable to obtain certifications required by its prospective customers. • Verde’s products may not achieve market success. If Verde’s products do not achieve market success, it may be unable to generate significant revenues, if at all. • Verde faces and will face substantial competition. • Verde produces biopolymer products from raw materials, including renewable resources, whose pricing and availability may be impacted by factors out of its control. Increases or fluctuations in the costs of Verde’s raw materials may affect its cost structure. • Verde’s success will be influenced by the price of petroleum relative to the price of bio-based feedstocks. • The failure of Verde’s raw material suppliers to perform their obligations under supply agreements, or Verde’s inability to replace or renew these agreements when they expire, could increase Verde’s cost for these materials, interrupt production or otherwise adversely affect its results of operations. • Maintenance, expansion and refurbishment of Verde’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks. • Verde may not be successful in finding future strategic partners for continuing development of additional feedstock opportunities or tolling and downstream conversion of Verde’s products. • Verde may rely heavily on future collaborative and supply chain partners. • Compliance with extension environmental, health and safety laws could require material expenditures, changes in Verde’s operations or site remediation. • Verde’s operating plan may require it to source feedstock and supplies internationally, and foreign currency exchange rate fluctuations and changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect Verde’s business, financial condition, results of operations and prospects. • Verde’s business could suffer form negative publicity and other adverse consequences with recent civil and criminal charges brought against Terren Peizer, Verde’s former Executive Chairman; and Founder and Chairman of Humanitario Capital, LLC. Verde’s largest stockholder, by the Securities Exchange Commission and the United States Department of Justice. • From time to time, Verde may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on Verde’s profitability and consolidated financial position. • If Verde experiences a significant disruption in its information technology systems, including security breaches, or if it fails to implement new systems and software successfully, its business operations and financial condition could be adversely affected. • Verde may not be able to protect adequately its intellectual property assets, which could adversely affect its competitive position and reduce the value of its products, and litigation to protect its intellectual property could be costly. • Third parties may claim that Verde infringes on their proprietary rights and may prevent Verde from commercializing and selling its products. • Verde relies in part on trade secrets to protect its technology, and its failure to obtain or maintain trade secret protection could limit its ability to compete. • Verde’s management has limited experience operating as a public company. • Verde depends on its teams, and Verde’s business would suffer if it fails to retain its key personnel and attract additional highly skilled employees. • If the Proposed Transaction’s benefits do not meet the expectations of investors or securities analysts or for other reasons the market price of TLGY’s securities or, following the Proposed Transaction, the combined company’s securities, may decline. • If, following the Proposed Transaction, securities or industry analysts do not public research or reports about the combined company, or if they issue unfavorable or inaccurate research regarding its business, its share price and trading volume could decline. • Following the Proposed Transaction, the combined company will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

INVESTOR PRESENTATION / OCTOBER 2023 28 KEY RISKS RELATED TO THE TRANSACTION AND TLGY TLGY is subject to numerous risks, including but not limited to: • TLGY’s Initial Shareholders have entered into the Acquiror Support Agreement with TLGY and Verde to vote in favor of the Transaction, regardless of how TLGY’s public shareholders vote. • Neither the TLGY Board nor any committee thereof obtained a third-party valuation or fairness opinion in determining whether or not to pursue the Transaction. • Since TLGY’s Initial Shareholders, directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of its shareholders, a conflict of interest may have existed in determining whether the Transaction with Verde is appropriate as TLGY’s initial business combination. Such interests include that TLGY’s Initial Shareholders, directors and executive officers, will lose their entire investment in TLGY if the initial business combination is not completed. • If the conditions to closing contained in the Merger Agreement are not met or waived, the Transaction may not occur. TLGY may change or waive one or more of the terms of, or conditions to, the Transaction, and the exercise of TLGY’s directors’ and executive officers’ discretion in agreeing to such changes may result in a conflict of interest when determining whether such changes to the terms of the Transaction or waivers of conditions are appropriate and in TLGY’s shareholders’ best interest. • TLGY will not have any right to make damage claims against Verde for the breach of any representation, warranty or covenant made by Verde in the Merger Agreement. • The consummation of the Transaction is subject to compliance with the HSR Act, and, if certain conditions are not satisfied or waived, the Transaction may not be completed. • The Transaction may be completed even though material adverse effects may result from the announcement of the Transaction, industry-wide changes and other causes. • The merged company after the closing of the Transaction with Verde (“Verde PubCo”) may issue additional shares of Verde PubCo Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares. • Verde’s financial forecasts, which were presented to the TLGY Board and are included in this proxy statement/prospectus, may not prove accurate. • The Sponsor is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event an initial business combination is not consummated. The Sponsor has also agreed to pay for any liquidation expenses if an initial business combination is not consummated. Such liability may have influenced the Sponsor’s decision to pursue the Transaction. • TLGY and Verde have incurred and expect to incur significant transaction costs in connection with the Transaction. • Past performance by TLGY and by its management team may not be indicative of future performance of an investment in TLGY or Verde PubCo. • The loss of any member or change in structure of Verde’s senior management team could adversely affect its business. • TLGY’s Existing Governing Documents waive the doctrine of corporate opportunity. • Activities taken by existing TLGY shareholders to increase the likelihood of approval of the Transaction Proposal and the other proposals described in this proxy statement/prospectus could have a depressive effect on TLGY’s securities. • Because Verde is not conducting an underwritten public offering of its securities, no underwriter has conducted due diligence of Verde’s business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus. • The SEC has recently issued proposed rules relating to certain activities of SPACs. Certain of the procedures that TLGY, a potential business combination target, or others may determine to undertake in connection with such proposals may increase TLGY’s costs and the time needed to complete its initial business combination and may constrain the circumstances under which TLGY could complete an initial business combination. The need for compliance with the SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose. • If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Company. • Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect TLGY’s business, including its ability to negotiate and complete its initial business combination, and results of operations. • To mitigate the risk that TLGY might be deemed to be an investment company for purposes of the Investment Company Act, TLGY may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead instruct the trustee to hold the funds in the Trust Account in cash until the earlier of the consummation of TLGY’s initial business combination or its liquidation. As a result, following the liquidation of securities in the Trust Account, TLGY would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of the Company. • Subsequent to the consummation of the Business Combination, Verde PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the share price of its securities, which could cause you to lose some or all of your investment. • TLGY may be targeted by securities actions and derivative suits that could result in substantial costs and may delay or prevent the consummation of the Transaction. • TLGY’s independent registered public accounting firm’s report for TLGY contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.” • Verde PubCo will incur increased costs as a result of being a public company. • TLGY’s shareholders who do not redeem their public shares will have a reduced ownership and voting interest after the Transaction and will exercise less influence over management. • Verde PubCo’s future success depends in part on recruiting and retaining key personnel. The loss of key personnel or the hiring of ineffective personnel after the Transaction could negatively impact the operations and profitability of Verde PubCo.

INVESTOR PRESENTATION / OCTOBER 2023 29 KEY RISKS RELATED TO THE TRANSACTION AND TLGY (CONTINUED) TLGY is subject to numerous risks, including but not limited to: • The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Verde PubCo’s actual financial position or results of operations would have been. • The ability of TLGY’s public shareholders to exercise redemption rights with respect to a large number of its public shares may not allow it to complete the Transaction or optimize the capital structure of Verde PubCo and may increase the probability that the Transaction would be unsuccessful and that you will have to wait for liquidation in order to redeem your shares. • TLGY’s Initial Shareholders, as well as Verde, TLGY’s directors, executive officers, advisors and their respective affiliates may elect to purchase public shares prior to the consummation of the Transaction, which may influence the vote on the Transaction and reduce the public “float” of its Class A ordinary shares. • If our Initial Shareholders, officers, directors or their affiliates elect to purchase public shares from public shareholders, such purchases may affect the market price of TLGY’s securities. • If third parties bring claims against TLGY, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in its initial public offering). • TLGY’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the public stockholders. • TLGY may not have sufficient funds to satisfy indemnification claims of its directors and executive officers. • In the event TLGY distributes the proceeds in the Trust Account to its public shareholders and subsequently files a bankruptcy petition or an involuntary bankruptcy petition is filed against TLGY that is not dismissed, a bankruptcy court may seek to recover such proceeds, and TLGY and the TLGY Board may be exposed to claims of punitive damages. • If, before distributing the proceeds in the Trust Account to TLGY’s public shareholders, TLGY files a bankruptcy petition or an involuntary bankruptcy petition is filed against TLGY that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of its shareholders and the per share amount that would otherwise be received by its shareholders in connection with its liquidation may be reduced. • TLGY’s shareholders may be held liable for claims by third parties against TLGY to the extent of distributions received by them upon redemption of their shares. • TLGY is and Verde PubCo will be an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if Verde PubCo takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make its securities less attractive to investors and may make it more difficult to compare its performance with other public companies. • Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for TLGY to effectuate the Transaction, require substantial financial and management resources and increase the time and costs of completing a business combination. • A significant portion of TLGY’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of Verde PubCo Common Stock to drop significantly, even if Verde PubCo’s business is doing well. • Verde PubCo’s directors, executive officers and principal stockholders will continue to have substantial control over Verde PubCo’s company after the consummation of the Transaction, which could limit Verde PubCo’s ability to influence the outcome of key transactions, including a change of control. • Humanitario Capital, LLC., Verde’s principal stockholder, beneficially owns greater than 50% of Verde’s outstanding shares of common stock and is expected to own greater than 50% of Verde PubCo Common Stock following the consummation of the Transaction which will cause Verde PubCo to be deemed a “controlled company” under the rules of Nasdaq. • The public shareholders may experience immediate dilution as a consequence of the issuance of Verde PubCo Common Stock as consideration in the Transaction. • Warrants will become exercisable for Verde PubCo Common Stock, which, if exercised, would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders. • Even if the Transaction is consummated the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. • Verde PubCo may redeem a warrant holder’s unexpired warrants prior to their exercise at a time that may be disadvantageous to such warrant holder, thereby making its warrants worthless. • A warrant holder may only be able to exercise its public warrants on a “cashless basis” under certain circumstances, and if a warrant holder does so, such warrant holder will receive fewer Verde PubCo Common Stock from such exercise than if a warrant holder were to exercise such warrants for cash. • Even if we consummate the Transaction, there can be no assurance that our public warrants will be in the money at the time they become exercisable, and they may expire worthless. • If you elect to exercise your redemption rights with respect to your Class A ordinary shares, you will be deemed to have tendered your contingent right to receive distributable redeemable warrants for no additional consideration, and as a result, will not receive any distributable redeemable warrants in respect of such redeemed public shares. • If the amount of Class A ordinary shares redeemed by shareholders is low, shareholders who choose not to redeem their shares may only receive a small amount of distributable redeemable warrants. • TLGY’s warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of its warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with TLGY. • Nasdaq may not list Verde PubCo’s securities on its exchange, which could limit investors’ ability to make transactions in Verde PubCo’s securities and subject Verde PubCo to additional trading restrictions. • An active, liquid trading market for Verde PubCo’s securities may not develop, which may limit your ability to sell such securities.

INVESTOR PRESENTATION / OCTOBER 2023 30 KEY RISKS RELATED TO THE TRANSACTION AND TLGY (CONTINUED) TLGY is subject to numerous risks, including but not limited to: • Reports published by analysts, including projections in those reports that differ from Verde PubCo’s actual results, could adversely affect the price and trading volume of its common shares. • Verde PubCo may fail to meet Verde PubCo’s publicly announced guidance or other expectations about Verde PubCo’s business, which would cause Verde PubCo’s stock price to decline. • Verde PubCo does not intend to pay cash dividends for the foreseeable future. • Because Verde PubCo does not anticipate paying any cash dividends on its capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain. • TLGY is subject to, and Verde PubCo will be subject to, changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both TLGY’s costs and the risk of non-compliance and will increase both Verde PubCo’s costs and the risk of non-compliance. • During the pendency of the Transaction, TLGY will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a Transaction with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement. • Recent increases in inflation and interest rates in the United States and elsewhere could make it more difficult for TLGY to consummate the Transaction. • Military conflict in Ukraine or elsewhere may lead to increased volatility for publicly traded securities, which could make it more difficult for us to consummate an initial business combination. • Verde PubCo’s business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause Verde PubCo to incur significant expense, hinder execution of business and growth strategy and impact its stock price. • Verde PubCo will need, but may be unable to obtain, funding following the consummation of the Transaction on satisfactory terms, which could dilute Verde PubCo’s stockholders and investors, or impose burdensome financial restrictions on its business. Risks Related to the Domestication • The Domestication may result in adverse tax consequences for holders of TLGY Class A Ordinary Shares and TLGY public warrants, including holders exercising their redemption rights with respect to the TLGY Common Stock (such term to be used throughout this section “Risks Related to the Domestication” as such term is used in the section entitled “Material U.S. Federal Income Tax Considerations”). • Verde PubCo could be subject to changes in tax rates or the adoption of new tax legislation, whether in or out of the United States, or could otherwise have exposure to additional tax liabilities, which could harm its business. • Upon consummation of the Transaction, the rights of holders of Verde PubCo Common Stock arising under the DGCL as well as the Proposed Governing Documents will differ from and may be less favorable to the rights of holders of public shares arising under Cayman Islands Companies Law as well as the Existing Governing Documents. • Delaware law and Verde PubCo’s Proposed Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable. • Verde PubCo’s Proposed Charter will designate the Delaware Court of Chancery or the United States federal district courts as the sole and exclusive forum for substantially all disputes between Verde PubCo and its stockholders, which could limit Verde PubCo’s stockholders’ ability to obtain a favorable judicial forum for disputes with Verde PubCo or its directors, officers, stockholders, employees or agents. • The Proposed Charter provides for indemnification of officers and directors of Verde PubCo at Verde PubCo’s expense, which may result in a significant cost to Verde PubCo and hurt the interests of its stockholders because corporate resources may be expended for the benefit of officers and/or directors.

INVESTOR PRESENTATION / OCTOBER 2023 31 KEY RISKS RELATED TO THE TRANSACTION AND TLGY (CONTINUED) Risks Related to the Redemption • Public shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account. • If a public shareholder fails to receive notice of TLGY’s offer to redeem public shares in connection with the Transaction, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. • TLGY does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for TLGY to complete the Transaction even though a substantial majority of TLGY’s public shareholders having redeemed their shares. • If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares. • There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position. • The securities in which TLGY invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share. • U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. In addition, because the Domestication will occur prior to the redemption, if you exercise the redemption rights, you will be subject to the potential tax consequences of the Domestication as well. • A new 1% U.S. federal excise tax may be imposed on Verde PubCo in connection with the redemption of Verde PubCo Common Stock in connection with the Transaction. Risks if the Adjournment Proposal is Not Approved • If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Transaction and the Domestication, the TLGY Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Transaction will not be approved, and, therefore, the Transaction may not be consummated. Risks if the Domestication and the Transaction are not Consummated • We cannot assure you that we will be able to complete the Transaction or any other business combination prior to April 3, 2023, the date by which we are required to complete a business combination or be forced to liquidate. • If TLGY is not able to complete the Transaction with Verde nor able to complete another business combination by April 3, 2023, in each case, as such date may be extended pursuant to its Existing Governing Documents, TLGY would cease all operations except for the purpose of winding up and TLGY would redeem its public shares and liquidate the Trust Account, in which case TLGY’s public shareholders may only receive approximately $10.00 per share and TLGY’s warrants will expire worthless. • Unlike other blank check companies, TLGY may extend the time to complete an initial business combination by up to nine months for paid extension. However, the Sponsor may decide not to extend the time for TLGY to complete an initial business combination. • You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or public warrants, potentially at a loss. • If TLGY does not consummate the Transaction or any other business combination by April 3, 2023, TLGY’s public shareholders may be forced to wait until after April 3, 2023 before redemption proceeds from the Trust Account may become available to TLGY’s public shareholders. • If the cash held outside the Trust Account is insufficient to allow TLGY to operate through April 3, 2023, and TLGY is unable to obtain additional capital, TLGY may be unable to complete its initial business combination (including the Transaction), in which case TLGY’s public shareholders may only receive $10.00 per share, and TLGY’s warrants will expire worthless.

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.